EXHIBIT 4.2

DESCRIPTION OF CAPITAL STOCK
The following description of the capital stock of Cognizant Technology Solutions Corporation (the “Company,” “Cognizant,” “we,” “us,” and “our”) and certain provisions of our Restated Certificate of Incorporation and Amended and Restated Bylaws are summaries and are qualified in their entirety by reference to the full text of our Restated Certificate of Incorporation and Amended and Restated Bylaws and applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”).
Cognizant’s authorized capital stock consists of 1,015,000,000 shares consisting of (i) 1,000,000,000 shares of Class A common stock, par value $0.01 per share (“Common Stock”), and (ii) 15,000,000 shares of preferred stock, par value $0.10 per share (“Preferred Stock”). No shares of preferred stock have been designated or issued.
Common Stock
Holders of our Common Stock are entitled to one vote per share on all matters to be voted on by stockholders. The holders of Common Stock are not entitled to cumulative voting rights. All matters to be voted on by stockholders, other than the election of directors, must be approved by a majority of the votes cast. With respect to the election of directors, a nominee shall be elected if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that directors are elected by a plurality of the votes cast at any meeting of stockholders for which the Secretary of the Company determines that the number of nominees exceeds the number of directors to be elected as of the record date for such meeting. In the event of a voluntary or involuntary liquidation, dissolution or winding up of Cognizant, the holders of our Common Stock would be entitled to share ratably in all assets remaining after payment of liabilities. Holders of our Common Stock have no preemptive rights, and the shares of Common Stock are not subject to further calls or assessment by Cognizant.
Holders of our Common Stock will receive dividends in an equal amount per share in the event any dividend is declared by the Cognizant Board of Directors.
The rights, preferences and privileges of holders of Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any series of Preferred Stock that we may designate and issue in the future.
Preferred Stock
Cognizant’s Restated Certificate of Incorporation authorizes the issuance of Preferred Stock with such designations, rights and preferences as may be determined from time to time by its Board of Directors or a duly authorized committee of its Board of Directors. Accordingly, Cognizant’s Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividends, liquidation, voting or other rights that could adversely affect the voting power or other rights of the holders of Cognizant Common Stock.
Anti-Takeover Provisions
Various provisions of our Restated Certificate of Incorporation, our Amended and Restated Bylaws and the DGCL may discourage, delay or prevent a change in control or takeover attempt of Cognizant by a third party that is opposed by our Board of Directors.
Certain Provisions of Delaware Law
We are subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation and certain transactions that would increase the interested stockholder’s proportionate share ownership in the corporation. Generally, an interested stockholder is a person who owns 15% or more of a corporation’s voting stock or is an affiliate or associate of the corporation and owned 15% or more of the corporation’s voting stock within three years prior to the determination of interested stockholder status. The existence of this provision could prevent a takeover of Cognizant with respect to transactions not approved in advance by our Board of Directors, including takeover attempts that might result in a premium over the market price of our Common Stock.
Limitation of Liability and Indemnification of Officers and Directors
Cognizant's Restated Certificate of Incorporation and Amended and Restated Bylaws provide that the liability of the directors for monetary damages shall be limited to the fullest extent permissible under Delaware law. This limitation of liability does not affect the availability of injunctive relief or other equitable remedies. Cognizant's Amended and Restated Bylaws provide that Cognizant will indemnify its directors and officers to the fullest extent permissible under Delaware law. These indemnification provisions require Cognizant to indemnify these persons against certain liabilities and expenses to which they may become subject by reason of their service as a director or officer of Cognizant or any of its affiliated enterprises. In addition, Cognizant has indemnification agreements covering its directors and executive officers providing indemnification to the fullest extent permitted by applicable law and also setting forth certain procedures, including the advancement of expenses, that apply in the event of a claim for indemnification.
Stockholders May Not Act by Written Consent
Unless otherwise provided in a company’s certificate of incorporation, Delaware law permits any action required or permitted to be taken by stockholders of a company at a meeting to be taken without notice, without a meeting and without a stockholder vote if a written consent setting forth the action to be taken is signed by the holders of shares of outstanding stock having the requisite number of votes that would be necessary to authorize the action at a meeting of stockholders at which all shares entitled to vote were present and voted. Cognizant’s Restated Certificate of Incorporation and Amended and Restated Bylaws require that stockholder action be taken only at an annual or special meeting of stockholders, and prohibit stockholder action by written consent.
Limitations on Stockholders’ Ability to Call Special Meetings
Cognizant’s Restated Certificate of Incorporation and Amended and Restated Bylaws provide that special meetings of stockholders may only be called by the Chief Executive Officer, the Board of Directors, or by the Secretary upon the written request of stockholders having an aggregate “net long position” of not less than ten percent (10%) of the outstanding shares of the Company, subject to compliance with certain procedural requirements. Business transacted at any special meeting is limited to the purpose stated in the notice of the meeting.
Advance Notice Procedures
Cognizant’s Amended and Restated Bylaws require that, at any annual or special meeting of stockholders, the only nominations of persons for election to the board of directors and proposals of business to be considered will be the nominations made or proposals of business brought before the meeting:

•	pursuant to Cognizant’s notice of meeting;

•	by or at the direction of the Board of Directors; and

•
by a stockholder of Cognizant who was a stockholder of record of Cognizant at the time of the delivery of the notice provided for in the Amended and Restated Bylaws, who is entitled to vote at the meeting and who complies with the notice procedures set forth in the Amended and Restated Bylaws.

These requirements may preclude nominations or the conduct of business by stockholders at a particular stockholders meeting if the proper procedures are not followed, and may discourage or deter a third party from attempting to obtain control of Cognizant, even if this attempt might be viewed as beneficial to Cognizant by its stockholders.